Exhibit 99(a)(1)(A)

COMPANY REPURCHASE NOTICE

TO HOLDERS OF

0.75% SENIOR CONVERTIBLE DEBENTURES DUE 2027

(CUSIP NO. 867652 AB 5)

ISSUED BY

SUNPOWER CORPORATION

Reference is made to that certain Indenture, dated as of February 7, 2007 (the “Base Indenture”), by and between SunPower Corporation, a Delaware corporation (“SunPower”), and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, dated as of July 31, 2007 (the “Supplemental Indenture,” and the Base Indenture as so supplemented, the “Indenture”), by and between SunPower and the Trustee, relating to SunPower’s 0.75% Senior Convertible Debentures Due 2027 (the “Debentures”). Section 3.05 of the Supplemental Indenture requires that at, the option (the “Option”) of each holder (each, a “Holder”) of Debentures, SunPower shall repurchase all of such Holder’s Debentures, or any portion thereof that is a multiple of $1,000 principal amount, on August 2, 2010, in accordance with the terms, procedures and conditions set forth in the Indenture. Capitalized terms not defined in this Company Repurchase Notice shall have the meanings ascribed to them in the Indenture.

NOTICE IS HEREBY PROVIDED, pursuant to the terms and conditions of the Indenture, that each Holder has the Option to require SunPower to repurchase all of such Holder’s Debentures, or any portion thereof that is a multiple of $1,000 principal amount, on August 2, 2010, at a repurchase price of 100% of the principal amount of the Debentures being repurchased (the “Repurchased Principal”), which shall be paid together with accrued and unpaid interest to, but excluding, August 2, 2010 (together with the Repurchased Principal, the “Repurchase Payment”), upon the terms and subject to the conditions set forth in the Indenture, the Debentures, this Company Repurchase Notice and any related notice materials, as amended and supplemented from time to time. The Repurchase Payment will be made in cash. Holders must exercise their right to elect repurchase prior to 5:00 p.m., New York City time, on August 2, 2010, by delivering a Repurchase Notice to the Paying Agent. A form of Repurchase Notice is attached as Exhibit A to this notice. The Paying Agent is Wells Fargo Bank, National Association. The Debentures must be surrendered to the Paying Agent to collect the Repurchase Payment.

Because August 1, 2010, the date designated in the Indenture as the Repurchase Date, is a Sunday, Debentures for which the Option is exercised will be repurchased on the next business day, August 2, 2010. Because August 1, 2010 is both the Repurchase Date and an Interest Payment Date designated under the Indenture, interest accrued up to, but excluding, August 1, 2010 will be paid on August 2, 2010 to holders of record of the Debentures as of July 15, 2010. After payment of such accrued interest, the amount of interest accrued and unpaid per $1,000 principal amount of Debentures to, but excluding, August 2, 2010 will equal $0.02.

As of the date of this Company Repurchase Notice, all custodians and beneficial holders of the Debentures hold the Debentures through accounts with The Depository Trust Company (“DTC”) and there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.

To exercise your Option to have SunPower repurchase your Debentures and receive payment of the Repurchase Payment, you must have your Debentures validly delivered through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on August 2, 2010. If your Debentures are held through a broker, dealer, commercial bank, trust company or other nominee, then you must contact such nominee and instruct such nominee to exercise your Option and surrender your Debentures through the transmittal procedures of DTC.

A Holder may withdraw its Repurchase Notice at any time prior to 5:00 p.m., New York City time, on August 2, 2010 by delivering a valid written notice of withdrawal in accordance with Section 3.07 of the Supplemental Indenture.

The Debentures are not currently convertible. When the Debentures are convertible, the Conversion Rate will be 12.1599 shares of SunPower’s class A common stock per $1,000 principal amount of Debentures, subject to adjustment in accordance with the terms of the Indenture. Debentures as to which a Repurchase Notice has been given may be converted only if the Repurchase Notice is withdrawn in accordance with the terms of the Supplemental Indenture.

The address for the Paying Agent is as follows:

By registered mail or certified mail:	By regular mail or overnight courier:	By Hand:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
MAC - N9303-121	MAC - N9303-121	Northstar East Building - 12th floor
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
P.O. Box 1517	Sixth Street & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480-1517	Minneapolis, MN 55479	Minneapolis, MN 55402

Facsimile (eligible institutions only): (612) 667-6282

Telephone Inquiries: (800) 344-5128

The date of this Company Repurchase Notice is July 2, 2010.

TABLE OF CONTENTS

SUMMARY TERM SHEET			1

IMPORTANT INFORMATION CONCERNING THE OPTION			4

1.	Information Concerning SunPower		4

2.	Information Concerning the Debentures		4

	2.1	SunPower’s Obligation to Repurchase the Debentures	4

	2.2	Repurchase Payment	4

	2.3	Conversion Rights of the Debentures	4

	2.4	Events of Default	5

	2.5	Market for the Debentures and Class A Common Stock	5

	2.6	Redemption	6

	2.7	Fundamental Change	6

	2.8	Ranking	6

3.	Procedures to be Followed by Holders Electing to Surrender Debentures for Repurchase		6

	3.1	Method of Delivery	7

	3.2	Repurchase Notice	7

	3.3	Delivery of Debentures	7

4.	Right of Withdrawal		7

5.	Payment for Surrendered Debentures		8

6.	Debentures Acquired		8

7.	Plans or Proposals of SunPower		8

8.	Interests of Directors, Executive Officers and Affiliates of SunPower in the Debentures		9

9.	Purchases of Debentures by SunPower and Their Respective Affiliates		9

10.	Material U.S. Federal Income Tax Considerations		10

11.	Additional Information		11

12.	No Solicitations		12

13.	Definitions		12

14.	Conflicts		12

No person has been authorized to give any information or to make any representations other than those contained in this Company Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Repurchase Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Repurchase Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of SunPower or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Debentures. You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Debentures for repurchase and, if so, the amount of Debentures to surrender.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Repurchase Notice and the accompanying Repurchase Notice because those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

•	Who is offering to repurchase my Debentures?

SunPower Corporation, a Delaware corporation (“SunPower” or the “Company”), is offering to repurchase your validly surrendered 0.75% Senior Convertible Debentures due 2027 (the “Debentures”). (Page 4)

•	What securities are you seeking to repurchase?

The terms of the Debentures require that SunPower offer to repurchase all of the Debentures validly surrendered and not withdrawn at the option (the “Option”) of the holder thereof (the “Holder”), in accordance with the terms, procedures and conditions set forth in the Indenture (as defined below). As of July 2, 2010, there was $143,883,000 aggregate principal amount of Debentures outstanding. The Debentures were issued under an Indenture, dated as of February 7, 2007 (the “Base Indenture”), by and between the SunPower and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, dated as of July 31, 2007 (the “Supplemental Indenture,” and the Base Indenture as so supplemented, the “Indenture”), by and between SunPower and the Trustee. (Page 4)

•	How much are you offering to pay and what is the form of payment?

Pursuant to the Indenture, SunPower will pay, in cash, a repurchase price of 100% of the principal amount of the Debentures being repurchased (the “Repurchased Principal”), which shall be paid together with accrued and unpaid interest to, but excluding, August 2, 2010 (together with the Repurchased Principal, the “Repurchase Payment”), with respect to any and all Debentures validly surrendered for repurchase and not withdrawn. (Page 4)

Because August 1, 2010 is both the Repurchase Date and an Interest Payment Date designated under the Indenture, interest accrued up to, but excluding, August 1, 2010 will be paid on August 2, 2010 to holders of record of the Debentures as of July 15, 2010.

•	How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, SunPower’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Debentures from their banks or brokers before making any decision with respect to the Option. (Pages 5-6)

•	Why are you making the offer?

SunPower is required to make the offer pursuant to the terms of the Debentures and the Indenture. (Page 4)

•	What does the board of directors of SunPower think of the Option?

Although the board of directors of SunPower has approved the terms of the Option included in the Indenture, the board of directors of SunPower has not made any recommendation as to whether you should surrender your Debentures for repurchase. SunPower is required to make the offer pursuant to the terms of the Debentures and the Indenture. You must make your own decision whether to surrender your Debentures for repurchase and, if so, the amount of Debentures to surrender. (Page 4)

•	When does the Option expire?

The Option expires at 5:00 p.m., New York City time, on August 2, 2010. SunPower does not intend to extend the period Holders have to accept the Option. (Page 4)

•	What are the conditions to the repurchase by SunPower of the Debentures?

Provided that the repurchase by SunPower of the validly surrendered Debentures is not unlawful, such repurchase will not be subject to any other conditions. (Page 4)

•	How do I deliver a Repurchase Notice and surrender my Debentures?

Debentures for which the Option is exercised must be surrendered through the transmittal procedures of The Depository Trust Company (“DTC”) no later than 5:00 p.m., New York City time, on August 2, 2010. (Pages 6-7)

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A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Debentures and instruct such nominee to surrender the Debentures on the Holder’s behalf. You bear the risk of untimely surrender of your Debentures.

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Holders who are DTC participants must surrender their Debentures electronically through DTC’s automated tender offer program (“ATOP”) over its Participant Terminal System (“PTS”), subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on August 2, 2010. You bear the risk of untimely surrender of your Debentures. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on August 2, 2010. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice. (Pages 6-7)

•	If I surrender my Debentures, when will I receive payment for my Debentures?

SunPower will accept for payment all Debentures subject to a validly delivered Repurchase Notice promptly upon expiration of the Option. SunPower will promptly forward to the Paying Agent, before 10:00 a.m., New York City time, on August 3, 2010, the funds required to pay the Repurchase Payment for the surrendered Debentures. The Paying Agent will distribute such funds to DTC, the sole record Holder, on August 3, 2010. DTC will thereafter distribute the cash to each participant that has validly delivered Debentures and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on August 2, 2010. (Page 8)

•	Can I withdraw a previously delivered Repurchase Notice?

Yes. To withdraw previously a delivered Repurchase Notice, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on August 2, 2010. You bear the risk of untimely withdrawal of previously surrendered Debentures. You must allow sufficient time for completion of the DTC procedures before 5:00 p.m., New York City time, on August 2, 2010. (Pages 7-8)

•	Do I need to do anything if I do not wish to surrender my Debentures for repurchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice before the expiration of the Option, SunPower will not repurchase your Debentures and such Debentures will remain outstanding, subject to their existing terms. (Page 7)

•	If I choose to surrender my Debentures for repurchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for repurchase. If you wish to surrender a portion of your Debentures for repurchase, however, you must surrender your Debentures in a principal amount of $1,000 or an integral multiple thereof. (Page 4)

•	If I do not surrender my Debentures for repurchase, will I continue to be able to exercise my conversion rights?

Yes, as long as the Debentures are convertible under the terms of the Indenture. If you do not surrender your Debentures for repurchase, your conversion rights will not be affected. You will continue to have the right, when the Debentures are convertible, to convert each $1,000 principal amount of a Debenture into 12.1599 shares of SunPower’s class A common stock, subject to the terms, conditions and adjustments specified in the Indenture. (Pages 4-5)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for repurchase in the Option?

The receipt of cash in exchange for Debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 10-11)

•	Who is the Paying Agent?

Wells Fargo Bank, N.A., the trustee for the Debentures, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth inside the front cover of this Company Repurchase Notice. (Page 4)

•	Whom can I talk to if I have questions about the Option?

Questions and requests for assistance in connection with the surrender of the Debentures for repurchase in this Option may be directed to Lynn Steiner at Wells Fargo Bank at 262-361-4376 or Bob Okunski at SunPower at 408-240-5547.

IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning SunPower. SunPower is a vertically integrated solar products and services company that designs, manufactures and markets high-performance solar electric power technologies. SunPower’s principal executive offices are at 3939 North First Street, San Jose, California 95134, and the telephone number there is (408) 240-5500.

2. Information Concerning the Debentures. The Debentures were issued under the Indenture. Interest is payable on the Debentures in cash on February 1 and August 1 of each year, beginning February 1, 2008. The Debentures mature on August 1, 2027.

2.1 SunPower’s Obligation to Repurchase the Debentures. Pursuant to the terms of the Indenture and the Debentures, unless earlier redeemed, SunPower is obligated to repurchase all Debentures validly surrendered for repurchase and not withdrawn, at the Holder’s option, on August 2, 2010 at a repurchase price of 100% of the principal amount of Debentures, which shall be paid together with any accrued and unpaid interest to, but excluding, August 2, 2010.

The Option will expire at 5:00 p.m., New York City time, on Monday, August 2, 2010. To exercise your Option to have SunPower repurchase the Debentures and receive the Repurchase Payment, you must validly surrender the Debentures prior to 5:00 p.m., New York City time, on August 2, 2010. We will not extend the period Holders have to accept the Option unless required to do so by the federal securities laws. The repurchase by SunPower of validly surrendered Debentures is not subject to any conditions other than such repurchase being lawful.

2.2 Repurchase Payment. Pursuant to the terms of the Indenture and the Debentures, the repurchase price to be paid by SunPower for the Debentures promptly after August 2, 2010 is 100% of the principal amount of the Debentures being repurchased (the “Repurchased Principal”), which shall be paid together with accrued and unpaid interest to, but excluding, August 2, 2010 (together with the Repurchased Principal, the “Repurchase Payment”). The Repurchase Payment will be made in cash with respect to any and all Debentures for which a valid Repurchase Notice has been given and not withdrawn. Debentures surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Book-entry transfer or delivery of your Debentures at the office of the Paying Agent or to the account maintained by the Paying Agent for your Debentures with the DTC is a condition to the payment of the Repurchase Payment. SunPower will determine all questions as to the validity, eligibility (including time of receipt) and acceptance of Debentures for repurchase.

The Repurchase Payment is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or SunPower’s class A or class B common stock. Thus, the Repurchase Payment may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and SunPower’s class A and class B common stock before making a decision whether to surrender their Debentures for repurchase.

None of SunPower or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Debentures for repurchase pursuant to this Company Repurchase Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Debentures for repurchase and, if so, the principal amount of Debentures to surrender based on such Holder’s assessment of current market value and other relevant factors.

You should also consult with your tax and financial advisors with respect to the tax consequences of exercising the Option, including the applicability and effect of any U.S. federal, state, and local law and any non-U.S. tax consequences in light of your own particular circumstances.

2.3 Conversion Rights of the Debentures. Under certain circumstances, the Debentures are convertible into cash and, if applicable, shares of SunPower’s class A common stock, in accordance with and subject to the terms of the Indenture and the Debentures. Holders may convert their Debentures (1) prior to August 1, 2025 if the sale price of the class A common stock reaches thresholds specified in the Indenture, (2) on or after August 1, 2025, (3) if SunPower calls the Debentures for redemption, (4) during a specified period if SunPower distributes to all or substantially all holders of class A common stock, rights or warrants entitling them to purchase, for a period of 45 calendar days or less, shares of class A common stock at a price less than the average closing sale price for the ten trading days preceding the declaration date for such distribution, (5) during a specified period if SunPower distributes to all or substantially all holders of class A common stock, cash or other assets, debt securities or rights to purchase securities of SunPower, which distribution has a per share value exceeding 10% of the closing sale price of class A common stock on the trading day preceding the declaration date for such distribution, (6) if corporate transactions specified in the Indenture occur or (7) during the five consecutive business-day period following any five consecutive trading-day period in which the trading price for the Debentures for each day during such five trading-day period is less than 98% of the product of the sale price of the class A common stock and the conversion rate. Upon any conversion, subject to certain exceptions, Holders will not receive any cash payment representing accrued and unpaid interest on the Debentures being converted.

Prior to August 1, 2010, if and only to the extent holders elect to convert the Debentures in connection with a Fundamental Change described under the first, fourth or sixth clause of the definition of that term in the Indenture pursuant to which 10% or more of the consideration for the class A common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) consists of cash or securities (or other property) that are not common equity interests or depository receipts traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange (a “non-stock change of control”), the conversion rate will be increased by a number of additional shares, as determined by reference to the table in the section titled “Description of the Debentures—Conversion Rights—Adjustment to Conversion Rate Upon a Non-Stock Change of Control” in the Prospectus Supplement dated July 25, 2007 relating to the Debentures, based on the effective date and the price paid per share of class A common stock in such non-stock change of control.

If holders of class A common stock receive only cash in the type of transaction described above, the price paid per share will be the cash amount paid per share. Otherwise, the price paid per share will be the average of the last reported sale price of class A common stock on the five trading days prior to, but not including, the effective date of such non-stock change of control.

The Debentures are not currently convertible into class A common stock. The conversion rate of the Debentures as of July 2, 2010 is 12.1599 shares of class A common stock per $1,000 principal amount of the Debentures, which is equivalent to a conversion price of $82.2375 per share of class A common stock (subject to adjustment in accordance with the terms of the Indenture).

Holders that do not surrender their Debentures for repurchase pursuant to the Option will maintain the right to convert their Debentures into class A common stock in accordance with and subject to the terms of the Indenture and the Debentures. Any Debentures as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn at or before 5:00 p.m., New York City time, on August 2, 2010, as described in Section 4 hereto.

2.4 Events of Default. If an event of default on the Debentures occurs, the principal amount of the Debentures, plus accrued and unpaid interest, may be declared immediately due and payable, subject to certain conditions set forth in the Indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving SunPower or certain of its subsidiaries.

2.5 Market for the Debentures and Class A Common Stock. There is no established reporting system or trading market for trading in the Debentures. However, we believe the Debentures currently are traded over the counter. We have been advised that there is no practical way to determine the trading history of the Debentures. We believe that trading in the Debentures has been limited and sporadic. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, SunPower’s operating results, the market price of the class A common stock and the market for similar Debentures. We expect that Debentures not purchased pursuant to exercise of the Option will continue to be traded over the counter. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our repurchase of Debentures will reduce the float and, if a substantial amount of Debentures is repurchased, would likely negatively affect the liquidity and could also affect the market value and price volatility of the Debentures that remain outstanding following this repurchase. We cannot assure you that a market will exist for the Debentures following this repurchase. The extent of the public market for the Debentures following consummation of this repurchase will depend upon, among other things, the remaining outstanding principal amount of the Debentures at such time, the number of holders of Debentures remaining at that time and the interest on the part of securities firms in maintaining a market in the Debentures. The Debentures are held through DTC, which is the sole record holder. As of July 2, 2010, there was $143,883,000 aggregate principal amount of Debentures outstanding.

The class A common stock into which the Debentures are convertible is listed on the Nasdaq Global Select Market (“Nasdaq”), under the symbol “SPWRA.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the class A common stock as reported on the Nasdaq.

	High	Low
Year ended December 30, 2007
First Quarter	$164.49	$81.50
Second Quarter	86.93	59.64
Third Quarter	65.55	45.84
Fourth Quarter	48.11	35.40
Year ended December 28, 2008
First Quarter	$131.29	$54.95
Second Quarter	99.58	72.71
Third Quarter	97.55	61.23
Fourth Quarter	77.25	19.00
Year ended January 3, 2010
First Quarter	$45.15	$20.91
Second Quarter	32.34	22.61
Third Quarter	33.45	22.35
Fourth Quarter	33.70	20.05
Year ended January 2, 2011
First Quarter	$26.35	$17.82
Second Quarter (through July 1, 2010)	19.36	10.11

On July 1, 2010, the last reported sales price of the class A common stock on the Nasdaq was $12.65 per share. As of June 30, 2010, there were 55,665,125 shares of class A common stock outstanding and 42,033,287 shares of class B common stock outstanding. SunPower urges you to obtain current market information for the Debentures, to the extent available, and the class A common stock before making any decision to surrender your Debentures pursuant to the Option.

2.6 Redemption. The Debentures are not redeemable by SunPower before August 1, 2010. On or after that date, the Debentures are redeemable for cash at any time at the option of SunPower, in whole or in part, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed, together with accrued and unpaid interest to, but excluding, the redemption date.

If any Debentures remain outstanding following the expiration of the Option, SunPower will become obligated to repurchase them for cash, at the option of the Holders, in whole or in part, on August 1, 2015, August 1, 2020 and August 1, 2025, in each case at a repurchase price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to, but excluding the applicable repurchase date, and pursuant and subject to the terms and conditions of the Indenture.

2.7 Fundamental Change. If there is a Fundamental Change (as defined in the Indenture), the Debentures may be put to SunPower for cash at the option of the Holder at a redemption price equal to 100% of the principal amount of the Debentures repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date (as defined in the Indenture).

2.8 Ranking. The Debentures are SunPower’s direct, senior, unsecured obligations and rank equal in priority with all of SunPower’s existing and future unsecured, senior indebtedness and senior in right of payment to any subordinated indebtedness that SunPower may incur in the future. The Debentures are effectively subordinated to our secured indebtedness to the extent of the value of the related collateral and are structurally subordinated to indebtedness and other liabilities of our subsidiaries.

3. Procedures to be Followed by Holders Electing to Surrender Debentures for Repurchase. Holders will not be entitled to receive the Repurchase Payment for their Debentures unless they validly surrender and do not withdraw the Debentures prior to 5:00 p.m., New York City time, on August 2, 2010. Only registered Holders are authorized to surrender their Debentures for repurchase. Holders may surrender some, all or none of their Debentures; however, any Debentures surrendered must be in a principal amount of $1,000 or an integral multiple thereof.

If Holders do not validly surrender their Debentures on or before 5:00 p.m., New York City time, on August 2, 2010, their Debentures will remain outstanding subject to their existing terms.

You will not be required to pay any commission to SunPower, DTC or the Paying Agent in connection with your Option. However, there may be commissions you need to pay your broker in connection with the surrender of the Debentures.

3.1 Method of Delivery. As of the date of this Company Repurchase Notice, there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for repurchase hereunder must be delivered through DTC’s ATOP over DTC’s PTS. This Company Repurchase Notice constitutes the Company Repurchase Notice defined in the Indenture, and delivery of Debentures via PTS will satisfy the delivery requirements of the Indenture. Delivery of Debentures and all other required documents, including delivery and acceptance through PTS, is at the election and risk of the person surrendering such Debentures.

3.2 Repurchase Notice. Pursuant to the Indenture, a Holder’s Repurchase Notice must state:

•	the certificate number of the Debentures which will be delivered for repurchase, or that the Holder has complied with the appropriate DTC procedures;

•	the portion of the principal amount of the Debentures which will be delivered to be repurchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

•	that such Debentures shall be purchased by SunPower pursuant to the terms and conditions specified in the Indenture and the Debentures.

3.3 Delivery of Debentures

Debentures Held Through a Custodian. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Debentures and instruct such nominee to surrender the Debentures for repurchase on the Holder’s behalf. You must instruct such nominee sufficiently in advance to enable such nominee to complete the steps described below required to exercise the Option and surrender the Debentures through DTC’s procedures by 5:00 p.m., New York City time, on August 2, 2010.

Debentures in Global Form. A Holder who is a DTC participant and wishes to exercise its Option must elect to surrender to SunPower his, her or its beneficial interest in the Debentures by:

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electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on August 2, 2010, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and an agreement to be bound by the Repurchase Notice; and

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delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his, her or its beneficial interest in the Debentures no later than 5:00 p.m., New York City time, on August 2, 2010. Delivery of the beneficial interest in the Debenture is a condition to receipt by the Holder of the Repurchase Payment for that Debenture.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

4. Right of Withdrawal. Repurchase Notices may be withdrawn at any time at or before 5:00 p.m., New York City time, on August 2, 2010. Any attempted withdrawals after such time will be ineffective. Holders may withdraw a Repurchase Notice by delivering to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•	the appropriate Depositary information;

•	the principal amount of the Debentures in respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Debentures which remain subject to the original Repurchase Notice and which have been or will be delivered to the Paying Agent for repurchase by SunPower.

We will determine all questions as to the validity, eligibility (including time of receipt) and acceptance of notices of withdrawal. Debentures subject to any properly withdrawn Repurchase Notice will be deemed not validly surrendered for purposes of the Option. Debentures withdrawn from the Option may be re-surrendered by following the Repurchase Notice procedures described in Section 3 above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5. Payment for Surrendered Debentures. SunPower will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on August 3, 2010, an amount of cash sufficient to pay the aggregate Repurchase Payment of all the Debentures or portions thereof that are to be repurchased as of August 2, 2010. The Paying Agent will distribute such funds to DTC, the sole record Holder, on August 3, 2010. DTC will thereafter distribute the cash to its participants in accordance with its procedures to each participant that has validly delivered Debentures and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on August 2, 2010.

The total amount of funds required by SunPower to repurchase all of the Debentures is $143,885,998 (assuming all of the Debentures are validly surrendered for repurchase and accepted for payment of the Repurchase Payment). Tendered Debentures will be repurchased with cash on hand or cash generated by our operations between the date of this notice and August 2, 2010.

6. Debentures Acquired. Any Debentures repurchased by SunPower may not be reissued or resold, and will be cancelled in accordance with the Indenture.

7. Plans or Proposals of SunPower

Except as otherwise described herein or in SunPower’s reports filed with the Securities and Exchange Commission (the “SEC”) from time to time either before or after the date of this Schedule TO, SunPower currently has no plans that would be material to a Holder’s decision to surrender the Debentures for repurchase in the Option that relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving SunPower, or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of SunPower or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of SunPower;

•

any material change in the present board of directors or management of SunPower, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of SunPower;

•

any class of equity security of SunPower to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity security of SunPower becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of SunPower to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of SunPower, or the disposition of securities of SunPower; or

•	any changes in the charter, bylaws or other governing instruments of SunPower, or other actions that could impede the acquisition of control of SunPower.

8. Interests of Directors, Executive Officers and Affiliates of SunPower in the Debentures. Except as otherwise disclosed below, to the knowledge of SunPower:

•	none of SunPower or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Debentures;

•	none of the officers or directors of the subsidiaries of SunPower has any beneficial interest in the Debentures;

•	SunPower will not repurchase any Debentures from such persons; and

•	during the 60 days preceding the date of this Company Repurchase Notice, none of SunPower or its officers, directors or affiliates has engaged in any transactions in the Debentures.

A list of the directors and executive officers of SunPower is attached to this Company Repurchase Notice as Annex A.

In connection with services to SunPower, each of SunPower’s executive officers and directors is a party to stock option, stock unit or restricted stock plans or other arrangements involving the class A common stock. Except as described above, SunPower is not and to the knowledge of SunPower, none of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to the Debentures, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Purchases of Debentures by SunPower and Their Respective Affiliates. Each of SunPower and its affiliates, including its executive officers and directors, are prohibited under applicable U.S. federal securities laws from repurchasing the Debentures (or any securities of the same class or series or the right to repurchase the Debentures or such securities) other than through this repurchase until after the tenth business day after August 2, 2010. Following such time, if any Debentures remain outstanding, SunPower and its affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender or exchange offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Payment. Beginning on August 2, 2010, the Debentures are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed. Holders who tender their Debentures in the Option and do not withdraw such Debentures prior to August 2, 2010 would not be able to participate in any such purchase, exchange or redemption with respect to such Debentures. Any decision to purchase Debentures after the expiration of the Option, if any, will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Option, the market price of the class A common stock, the business and financial position of SunPower, and general economic and market conditions.

10. Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Considerations. The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Debentures for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the sale of the Debentures pursuant to the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders that hold Debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding the Debentures as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, investors that have elected mark-to-market accounting, partnerships (including, when used in this discussion, entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding the Debentures or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction. If a partnership holds the Debentures, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A person that is a partner in a partnership holding the Debentures should consult its own tax advisor regarding the tax consequences of surrendering the Debentures pursuant to the Option. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Debentures that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (including, when used in this discussion, any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts. As used herein, the term “non-U.S. Holder” means a beneficial owner of Debentures, other than a partnership, that is not a U.S. Holder as defined above.

U.S. Holders

Sale of the Debentures. A sale of Debentures by a U.S. Holder pursuant to the Option will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder that receives cash in exchange for Debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received for Repurchased Principal, and (ii) the Holder’s adjusted tax basis in the Debentures surrendered. A U.S. Holder’s adjusted tax basis in the Debentures will generally equal the U.S. Holder’s cost of the Debentures, reduced by any amortizable bond premium deducted with respect to the Debentures, increased by any market discount previously included in income by such Holder with respect to such Debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder’s holding period in the Debentures exceeds one year. Long-term capital gain of non-corporate taxpayers is currently subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder who acquired Debentures with market discount will generally be required to treat any gain recognized upon the sale of its Debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder has elected to include market discount in income as it accrues. Subject to a de minimis exception, “market discount” generally equals the excess of the stated redemption price at maturity of the Debentures at the time acquired by the Holder over the Holder’s initial tax basis in the Debentures.

Accrued Interest. The portion of the Repurchase Payment that represents accrued interest will be ordinary interest income to a U.S. Holder.

Non-U.S. Holders

Accrued Interest. The normal 30% U.S. federal withholding tax on payments to nonresidents will not apply to the portion of the Repurchase Payment that represents accrued interest, provided that (i) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of SunPower entitled to vote, (ii) the beneficial owner is not a “controlled foreign corporation” (as defined in section 957(a) of the Code) that is related to SunPower through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Debenture occurs on an extension of credit made under a loan agreement entered into in the ordinary course of the bank’s trade or business, and (iv) the beneficial owner satisfies the statement requirement set forth in section 871(h)(5) of the Code and the regulations thereunder. To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of a Debenture, or a financial institution holding the Debenture on behalf of such owner, must provide the Paying Agent with a properly completed IRS Form W-8BEN) or with certain other documentary evidence.

Gain on the Debentures. A Non-U.S. Holder that receives cash in exchange for the Debentures pursuant to the Option will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash received for Repurchased Principal and (ii) the Non-U.S. Holder’s adjusted tax basis in the Debentures. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain realized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax unless: (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, and, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

Special Categories of Holders. A non-U.S. Holder described in clause (a) above will be subject to U.S. federal income tax on the net gain derived from the sale, and on the portion of the Repurchase Payment representing accrued interest, in the same manner as a U.S. holder. If a non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain and interest will be subject to U.S. federal income tax in the manner specified by the treaty. To claim the benefit of a treaty, a non-U.S. Holder must properly submit an IRS Form W-8BEN (or successor or suitable substitute form). A non-U.S. Holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain and interest under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. Holder described in clause (b) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses.

Backup Withholding

A U.S. Holder who surrenders the Debentures for repurchase will generally be subject to backup withholding at the rate of 28% of any gross payment if (a) such Holder fails to provide a Taxpayer Identification Number (Employer Identification Number or Social Debenture Number) or certification of exempt status, (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) has failed to certify under penalties of perjury that it is not subject to backup withholding. U.S. Holders electing to surrender Debentures should complete the Substitute Form W-9 which is part of the Repurchase Notice and attach it to the Debentures being surrendered.

If a non-U.S. Holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may otherwise apply if the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Option.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. SunPower recommends that the Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering the Debentures for repurchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Debentures for repurchase.

11. Additional Information. SunPower is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

SunPower has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below contain important information about SunPower and its financial condition.

•	SunPower’s annual report on Form 10-K for its fiscal year ended January 3, 2010;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above; and

•	All documents filed with the SEC by SunPower pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Repurchase Notice.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitations. SunPower has not employed any persons to make solicitations or recommendations in connection with the Option.

13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

14. Conflicts. In the event of any conflict between this Company Repurchase Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of SunPower or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Debentures for repurchase pursuant to this Company Repurchase Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Debentures for repurchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.

SUNPOWER CORPORATION

July 2, 2010

ANNEX A

BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of SunPower’s board of directors and executive officers.

Name	Position Held
Thomas H. Werner	Chief Executive Officer, President and Director
Dennis V. Arriola	Executive Vice President and Chief Financial Officer
Marty T. Neese	Chief Operating Officer
Douglas J. Richards	Executive Vice President, Human Resources & Corporate Services
Richard M. Swanson	President Emeritus and Chief Technical Officer
Howard J. Wenger	President, Utility & Power Plants
Jim Pape	President, Residential & Commercial
Bruce R. Ledesma	Executive Vice President, General Counsel & Corporate Secretary
T.J. Rodgers	Chairman of the Board of Directors
W. Steve Albrecht	Director
Betsy S. Atkins	Director
Uwe-Ernst Bufe	Director
Thomas R. McDaniel	Director
Patrick Wood III	Director
Thomas H. Werner	Director
Dennis V. Arriola	Director

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